Exhibit 99.1


Koor Industries Ltd.
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                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        3 June 2002


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The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
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Fax: 02-6513940                    Fax: 03-5105379
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Dear Sirs,


Re:   Immediate Report (NO. 11/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

      1. This morning, the Company has published in the United States a press release regarding the following matter:

            o Appointment of Mr. Yigal Baruchi as active Chairman of the Board of Telrad Networks Ltd.

      2.    Attached please find the press release.



                                        Yours Sincerely,


                                        Shlomo Heller, Adv.
                                        Legal Counsel






KOOR INDUSTRIES LTD. ANNOUNCES THAT YIGAL BARUCHI JOINS KOOR GROUP AS ACTIVE CHAIRMAN OF TELRAD AND AS CHAIRMAN OF KOOR'S VENTURE CAPITAL INVESTMENT ARM

TEL AVIV, Israel - June 3, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that Mr. Yigal Baruchi will be joining the Koor Group as active Chairman of the Board of Telrad Networks ("Telrad"). Mr. Baruchi will be replacing Mr. Meir Laiser, who has been Chairman of the Board for the last 4 years.

In addition, Mr. Baruchi will be the Chairman of the Investment Committee of Koor Corporate Venture Capital, Koor industries' Venture Capital arm, and will also join the Board of Directors of Microwave Networks (MNI), a wholly owned subsidiary.

Mr. Baruchi is due to join the Koor team on June 4, 2002.

Mr. Baruchi joins the Koor Group following five years as President and Chief Executive Officer of Elbit Ltd. During his tenure Elbit co-established the third GSM Israeli operator Partner-Orange, and invested in start-up companies. Prior to this, Mr. Baruchi was general manager of Elbit Ltd. (before de-merger) and held additional key roles in the company, including general manager of the military division from which Elbit Systems Ltd (NASDAQ:ESLT) was spun-out.

Jonathan Kolber, Vice Chairman and Chief Executive Officer of Koor welcomed Mr. Baruchi to the Koor family and said "Yigal brings with him rich managerial experience, strategic planning and technological knowledge. We believe his future involvement in the Koor group's technological holdings will substantially contribute to the cooperation and synergy between the different holdings"

About Koor Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, and life sciences.

About Telrad Networks

Telrad Networks was established in 1951 and is a leading provider of cutting-edge telecommunications solutions that perform at the highest standards in a wide range of areas. Telrad operates in three main fields of activity;
PNR - provides end-to-end solutions for Telcos and service providers. Specializing in Telrad and Nortel Networks technology, its operations include the planning, design and development of switching products, project management and delivery of turnkey telecommunications projects.
NTS - is Telrad Networks' R&D backbone and responsible for development as well as sales and support for Nortel Networks.
AOS - a leading provider of Advanced Operations Solutions, creates added value for its customers through New Product Introduction ("NPI") management, system house services and complete Supply Chain Excellence.

Telrad also invests in promising startups while spinning off existing activities and set up the Telrad Group of Startups. The companies operate autonomously, but at the same time enjoy a network of support and value-added services from within Telrad Networks. Among Telrad's start up's are - Be Connected, ComMATCH, Firebit and Telrad Connegy.

About Koor Corporate Venture Capital
Koor CVC was established in January 2000 and allocated $250m for investment in Telecom and Life Science Israeli and Israeli related companies. KoorCVC's portfolio currently includes 16 companies - 13 in Telecom and IT and 3 in Life science. KoorCVC's portfolio also includes 6 of Israel's leading Venture Capital funds - Pitago, BRM, Carmel, Genesis, Star and Delta.

About Microwave Networks
US-based MNI was acquired by the Koor Group in 1998, and specializes in the design, manufacture, and installation of wireless infrastructure transport and access products. The company, headed by Mr. James (Jim) Gordon, and based in Houston, Texas, generates over $50 million in annual revenues from an international customer base, including Motorola, Mobile Telesystems, Western Wireless, etc.

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.